January 28, 2007

VIA EDGAR AND U.S. MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street
Washington, D.C. 20549-6010
Attn: Kevin L. Vaughn, Branch Chief

Re:	Vishay Intertechnology, Inc.
Form 10-K for the year ended December 31, 2006
Form 10-Q for the quarter ended June 30, 2007
File No. 001-07416

Dear Mr. Vaughn:

We respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in its letter dated December 27, 2007, relating to the above referenced filings of Vishay Intertechnology, Inc. (the “Company”). For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cost Management, page 36

1.	We note that you have incurred approximately $117.2 million in restructuring charges in the three year period ended December 31, 2006 and that as a result of the restructuring initiatives expect to realize cost savings of $50 million per year. Please revise future filings to provide the detailed disclosures required by SAB Topic 5-P4, especially the information relating to cost savings:
  Discuss whether you expect the cost savings to be offset by anticipated increase in other expenses or reduced revenues.
  Clearly identify the income statement line items to be impacted – for example, cost of products sold; selling, general and administrative expenses; etc.

U.S. Securities and Exchange Commission
January 28, 2007

  Should actual savings anticipated by the restructuring plan not be achieved as expected or are achieved in periods other than as expected, revise MD&A to discuss that outcome, why it occurred, and the possible effect on future operating results and liquidity.

Response:

The Company acknowledges the Staff’s comment and will include this information in future filings.

Other Income (Expense), page 47

2.	We note that you have classified gains and losses related to the disposal of property and equipment as non-operating income. Please revise future filings to present these amounts within operating income or tell us why your current presentation is appropriate. For reference see paragraph 45 of SFAS 144.

Response:

The Company acknowledges the Staff’s comment and will reclassify these amounts in future filings.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 52

3.	Please revise your disclosures of market risk, commodity price risk and foreign exchange risk in future filings to provide quantitative disclosures in one of the three disclosure formats required by Item 305(a) of Regulation S-K. In this regard, please also revise the discussion under “market risk disclosure” to also address your variable rate Exchangeable Notes.

Response:

The Company acknowledges the Staff’s comment and will include this information in future filings.

Note 1. Summary of Significant Accounting Policies, page F-10

Stock-Based Compensation, page F-14

4.	We note your disclosure at the bottom of page F-14 that the adoption of SFAS 123(R) did not affect the stock-based compensation associated with your restricted stock grants. Please address the following:

U.S. Securities and Exchange Commission
January 28, 2007

  Revise your disclosures under Note 12 in future filings to describe the material terms of your restricted stock grants and to provide all other disclosures required by paragraph 64-65 of SFAS 123(R).
  Explain to us in greater detail how the adoption of SFAS 123(R) did not affect the stock-based compensation associated with your restricted stock grants.

Response:

The Company acknowledges the Staff’s comment and will include additional disclosure of the material terms of the restricted stock grants in future filings.

It should be noted that the Company has granted only 10,705 shares of restricted stock in the three year period ended December 31, 2006, and that the unearned compensation associated with the unvested portion of these shares at the adoption of SFAS 123-R was only $95,000.

Restricted stock grants typically have only a vesting condition. Prior to the adoption of SFAS 123-R, the Company would record unearned compensation on its balance sheet equal to the quoted market price of the underlying shares on the date of grant. This unearned compensation would be expensed over the vesting period. Subsequent to the adoption of SFAS 123-R, the Company recognizes stock-based compensation based on the grant-date fair value over the vesting period. Both methods amortize a fair value determined on the date of grant over the vesting period.

Any difference between the grant-date fair value determined under SFAS 123-R and the quoted market price of the underlying shares on the date of grant is attributable only to the time-value of money. The Company believes this difference is immaterial to its financial statements and accordingly made the disclosure that the adoption of SFAS No. 123-R did not affect the stock-based compensation associated with the Company’s restricted stock grants.

Form 10-Q for the quarter ended June 30, 2007

Note 2 – Acquisition and Divestiture Activities, page 10

5.	We note that during the quarter you acquired the Power Control Systems business of International Rectifier Corporation and the PM Group PLC. Please provide us with your calculation of the income significance test outlined in Rule 1-02(w) of Regulation S-X for these acquisitions. Please also refer to Rule 3-05 of Regulation S-X.

Response:

Please see Exhibit A.

U.S. Securities and Exchange Commission
January 28, 2007

6.	Further to the above, we note your Item 1.01 Form 8-K filed on April 2, 2007 announcing the completion of the acquisition. Please tell us why you did not file this under Item 2.01 of Form 8-K.

Response:

As quantified in Exhibit A, the acquisition did not exceed the thresholds for significance described in Instruction 4 to Item 2.01 of Form 8-K.

* * * * * *

Additionally, the Company makes the following representations:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (610) 644-1300 if you have any questions regarding this letter.

Very truly yours,

/s/ Richard N. Grubb
Richard N. Grubb
Executive Vice President and
Chief Financial Officer

Attachment: Exhibit A

Exhibit A

VISHAY INTERTECHNOLOGY, INC.
Disclosure / Financial Statement Requirements for Acquired Companies
(Regulation S-X 1-02(w) Significance Tests)

	PCS Business	PM Group
(1) and (2) - Investment and share of total assets tests
Basis of test:
Total Vishay Assets	$4,527,591,000	$4,527,591,000

Actual Purchase Price	289,700,000	46,100,000
	6.40%	1.02%

(3) - Income test
Basis of test:
Vishay pre-tax income (a)	$191,550,000	$191,550,000

Actual Pre-tax of Acquired Business	(9,297,000)	6,670,000 (b)
	-4.85%	3.48%

(a) Computational note 2 states: "If income of the registrant and its subsidiaries consolidated for the most recent fiscal year is at least 10% lower than the average of the income for the last five years, such average income should be substituted for purposes of the computation. Any loss years should be omitted for purposes of computing average income."

Pretax income
2006	191,550,000
2005	77,772,000
2004	70,017,000
2003	46,426,000
2002	n/a - LOSS
subtotal	385,765,000
Average	$96,441,250

Most recently completed fiscal year	191,550,000

Difference	95,108,750
Difference in pct	50%

The consolidated income of the registrant for the most recent fiscal year is not 10% lower than the average income for the last five years, and accordingly, the most recent fiscal year income should be used.

Amount to Use in test	$191,550,000

(b) - Financial statements of PM Group were prepared in accordance with UK GAAP and translated into dollars. The amount used in the computation includes the electrical contracting business divested concurrent with the acquisition.